    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 7, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                               PRIME RETAIL, INC.

             (Exact name of registrant as specified in its charter)

           MARYLAND                      38-2559212
 (State or other jurisdiction         (I.R.S. Employer
     of incorporation or            Identification No.)
        organization)

       100 EAST PRATT STREET, NINETEENTH FLOOR, BALTIMORE, MARYLAND 21202
                                 (410) 234-0782

    (Address, including zip code, and telephone number, including area code, of principal executive offices)

                               C. ALAN SCHROEDER
                               PRIME RETAIL, INC.
                             100 EAST PRATT STREET
                                NINETEENTH FLOOR
                           BALTIMORE, MARYLAND 21202
                                 (410) 234-0782

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

                             WAYNE D. BOBERG, ESQ.
                             STEVEN J. GAVIN, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

           TITLE OF EACH CLASS OF              AMOUNT TO BE REGISTERED          AGGREGATE                 AMOUNT OF
         SECURITIES TO REGISTERED(1)               PROPOSED MAXIMUM        OFFERING PRICE(2)(3)        REGISTRATION FEE
Preferred Stock, $.01 par value per
  share(5)...................................
Depository Shares(6).........................
Preferred Stock Warrants.....................            (4)
Common Stock, $.01 par value per share(7)....
Common Stock Warrants(4).....................
        Total................................                                $400,000,000(8)             $111,200 (8)

                                                        (FOOTNOTES ON NEXT PAGE)

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(FOOTNOTES CONTINUED FROM PREVIOUS PAGE)

(1) This Registration Statement also covers contracts which may be issued by the Registrant under which the counterparty may be required to purchase securities covered hereby. Such contracts would be issued with the applicable securities covered hereby. In addition, securities registered hereunder may be sold separately, together or as units with other securities registered hereunder.

(2) In U.S. Dollars or the equivalent thereof denominated in one or more foreign currencies or units of two or more foreign currencies or composite currencies (such as European Currency Units).

(3) Estimated solely for purposes of calculating the registration fee. No separate consideration will be received for Common Stock that is issued upon conversion of Preferred Stock or Depository Shares registered hereunder or upon exercise of the Common Stock Warrants registered hereunder, as the case may be. The aggregate maximum offering price of all securities issued pursuant to this Registration Statement will not exceed $400,000,000.

(4) Omitted pursuant to General Instruction II.D of Form S-3 under the Securities Act of 1933, as amended.

(5) Such indeterminate number of shares of Preferred Stock as may from time to time be issued at indeterminate prices or issuable upon conversion of Preferred Stock Warrants registered hereunder and which may be issued in one or more series.

(6) To be evidenced by Depository Receipts representing an interest in a specified portion of a share of Preferred Stock.

(7) Such indeterminate number of shares of Common Stock as may from time to time be issued at indeterminate prices or issuable upon conversion of Preferred Stock or Depository Shares registered hereunder or upon the exercise of Common Stock Warrants registered hereunder, as the case may be.

(8) Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, as amended.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               SUBJECT TO COMPLETION, DATED DECEMBER       , 1998

PROSPECTUS

                                  $400,000,000

                               PRIME RETAIL, INC.
                                PREFERRED STOCK
                               DEPOSITORY SHARES
                            PREFERRED STOCK WARRANTS
                                  COMMON STOCK
                             COMMON STOCK WARRANTS

                            CORPORATE HEADQUARTERS:
                             100 East Pratt Street
                                Nineteenth Floor
                           Baltimore, Maryland 21202
                                 (410) 234-0782

                                    -------
                            ------------------------
                                    -------

               We will provide specific terms of these securities
                       in supplements to this prospectus.

               You should read this prospectus and any supplement
                          carefully before you invest.

                                    -------
                            ------------------------
                                    -------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                    -------
                            ------------------------
                                    -------

                     THE DATE OF THIS PROSPECTUS IS

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this process, Prime Retail, Inc. may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the securities being offered at that time. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with any additional information you may need to make your investment decision.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C. You can request copies of these documents, upon payment of photocopying fees, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC's internet site (http://www.sec.gov). These documents are also available for viewing at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    We have filed certain documents with the SEC and are incorporating by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the securities under this registration statement are sold. Incorporating them by reference means that we are making the documents listed below a part of this prospectus by referring to these documents and declaring that you should consider them to be part of this prospectus as if they were fully copied in this prospectus.

 1. The annual report of Prime Retail, Inc., one of our predecessors ("Former Prime"), on Form 10-K and Form 10-K/A for the year ended December 31, 1997.

 2. Former Prime's quarterly report on Form 10-Q for the quarter ended March 31, 1998.

 3. Former Prime's current report on Form 8-K dated February 1, 1998.

 4. The information prescribed by Items 12, 13, 14, 15 and 16 of Form S-11 contained in Former Prime's Registration Statement on Form S-11 dated June 28, 1996, as amended (Registration No. 333-01666).

 5. The annual report of Horizon Group, Inc., one of our predecessors, on Form 10-K and Amendment No. 1 on Form 10-K/A for the year ended December 31, 1997.

 6. Horizon Group, Inc.'s current report on Form 8-K dated February 1, 1998.

 7. Horizon Group, Inc.'s current report on Form 8-K dated April 1, 1998.

 8. The Joint Proxy Statement of Former Prime and Horizon Group, Inc., Prospectus of Prime Retail, Inc. and Information Statement of Horizon Group Properties, Inc. on Form S-4 dated May 14, 1998.

 9. Prime Retail, Inc.'s current report on Form 8-K dated June 15, 1998.

 10. Prime Retail, Inc.'s current report on Form 8-K/A dated June 15, 1998.

 11. Prime Retail, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1998.

 12. Prime Retail, Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 1998.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Prime Retail, Inc.
    100 East Pratt Street
    Baltimore, Maryland 21202
    Attention: Corporate Secretary
    (410) 234-0782

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

          PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR
                              CAUTIONARY STATEMENT

    THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN CONTAIN "FORWARD-LOOKING" STATEMENTS, AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THAT ARE BASED ON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT PRIME RETAIL, INC.'S BELIEFS AND EXPECTATIONS, ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE, EVENTS OR RESULTS AND INVOLVE POTENTIAL RISKS AND UNCERTAINTIES. ACCORDINGLY, ACTUAL RESULTS MAY DIFFER MATERIALLY. PRIME RETAIL, INC. UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

    IMPORTANT FACTS THAT MAY AFFECT THESE PROJECTIONS OR EXPECTATIONS INCLUDE, BUT ARE NOT LIMITED TO: GENERAL ECONOMIC AND BUSINESS CONDITIONS, WHICH WILL, AMONG OTHER THINGS, AFFECT DEMAND FOR OUTLET CENTER PROPERTIES, AVAILABILITY AND CREDITWORTHINESS OF PROSPECTIVE TENANTS, LEASE RENTS AND THE AVAILABILITY OF FINANCING; ADVERSE CHANGES IN THE REAL ESTATE MARKETS INCLUDING, AMONG OTHER THINGS, COMPETITION WITH OTHER COMPANIES, RISKS OF REAL ESTATE ACQUISITION AND DEVELOPMENT; GOVERNMENTAL ACTIONS AND INITIATIVES; AND ENVIRONMENTAL REQUIREMENTS, AND THE OTHER FACTORS DESCRIBED IN THIS PROSPECTUS UNDER THE HEADING "RISK FACTORS."

                            ABOUT PRIME RETAIL, INC.

    Prime Retail, Inc. is a self-administered and self-managed real estate investment trust ("REIT") engaged in the ownership, development, and management of factory outlet centers. We believe that we are the largest owner and operator of factory outlet centers in the United States. As of September 30, 1998, our portfolio consisted of 50 factory outlet centers in 26 states totaling approximately 14.0 million square feet of gross leasable area. As a fully-integrated real estate firm, we provide development, construction, finance, leasing, marketing and management services for all of the properties in our portfolio. Our properties are held and all of our business and operations are conducted through Prime Retail, L.P. (the "Operating Partnership"), which owns equity interests in various subsidiary partnerships. Prime Retail, Inc. controls the Operating Partnership as its sole general partner and is dependent upon the distributions or other payments from the Operating Partnership in order to meet its financial obligations.

    Prime Retail, Inc. is a Maryland corporation that was incorporated on November 12, 1997. Formerly known as Sky Merger Corp., we are the surviving company of the mergers of Former Prime and Horizon Group, Inc. into Sky Merger Corp. At the effective time of these mergers on June 15, 1998, the separate legal existence of each of Former Prime and Horizon Group, Inc. ceased, and Sky Merger Corp. was renamed "Prime Retail, Inc." Although, from a legal point of view, Sky Merger Corp. was the surviving company of the mergers, our business is largely conducted in the same manner as, and under the senior management of, Former Prime.

    Our executive offices are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202, and our telephone number is (410) 234-0782.

                                  RISK FACTORS

    Set forth below are the risks that we believe are material to investors who purchase or own our securities.

ADVERSE CONSEQUENCES OF DEBT FINANCING

    Our business is subject to the risks normally associated with debt or preferred equity financing. For example:

    - Our cash flow may not be sufficient to make required payments of principal, interest and distributions.

    - Our existing indebtedness may not be refinanced or refinanced on terms as favorable as existing terms.

    - We may be unable to finance necessary capital expenditures.

    If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to sell one or more of our properties on disadvantageous terms. These sales could result in losses and significantly reduce our cash available for distribution to shareholders. If economic conditions or other factors result in higher interest rates upon any refinancing, our interest expense would increase and adversely affect our ability to make shareholder distributions. Finally, if a property is mortgaged and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property or pursue other remedies that result in a loss to our income and asset value.

DEPENDENCE ON EXTERNAL SOURCES OF CAPITAL

    To qualify as a REIT, we must distribute to our shareholders each year at least 95% of our REIT taxable income (excluding any net capital gain). Because of these distribution requirements and the amount of distributions we currently pay to our shareholders, we will not be able to fund all future capital needs, including capital for acquisitions, with income from operations. We therefore have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings and cash flow. Moreover, additional equity offerings may result in substantial dilution of shareholders' interests, and additional debt financing may substantially increase our leverage and adversely affect our debt service coverage ratios.

ADVERSE IMPACT OF OUR FAILURE TO CONTINUE TO QUALIFY AS A REIT

    We intend to qualify as a REIT for federal income tax purposes. A REIT generally is not subject to federal income tax at the corporate level on income which it currently distributes to its shareholders so long as it distributes at least 95% of its taxable income (excluding any net capital gain) each year.

    Many of the REIT requirements are highly technical and complex. The determination that we qualify as a REIT requires an analysis of various factual matters and circumstances which are not entirely within our control. The fact that we hold our assets in partnership form further complicates the application of the REIT requirements. Furthermore, Congress and the Internal Revenue Service might make changes to the tax laws and regulations, and the courts might issue new rulings, that might make it more difficult, or impossible, for us to remain qualified as a REIT.

    If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless entitled to relief under certain statutory provisions, we would be ineligible for qualification as a REIT for four years following the year in which we failed to qualify. Such disqualification would lower our net earnings available for investment or distribution to shareholders due to the additional tax liability. This likely would have a significant adverse affect on the value of our securities.

OWNERSHIP LIMITS NECESSARY TO MAINTAIN REIT QUALIFICATION

    For us to continue to qualify as a REIT, not more than 50% of the value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. Our charter contains certain restrictions on the ownership and transfer of our capital stock which are intended to prevent concentration of stock ownership. These restrictions, however, do not ensure that we will be able to satisfy the above requirement primarily, though not exclusively, as a result of fluctuations in values among the different classes of our capital stock. If we fail to satisfy such requirement, our status as a REIT will terminate, and we will not be able to prevent such termination.

    Our charter prohibits ownership of capital stock that, if effective, would result in:

    - Prime Retail, Inc. being "closely held" within the meaning of the Internal Revenue Code,

    - the outstanding shares of our capital stock being beneficially owned by fewer than 100 persons, or

    - Prime Retail, Inc. otherwise failing to qualify as a REIT.

    Our Board of Directors may exempt a person from this ownership limit under specified conditions. Absent an exemption or a waiver, any attempted transfer of shares to a person who, as a result of such transfer, would violate the ownership limitations set forth in our charter will be deemed void and the shares purportedly transferred would be converted into shares of a separate class of capital stock with no voting rights and no rights to distributions.

    The ownership limits may:

    - discourage a change of control of Prime Retail, Inc.,

    - deter tender offers for such shares, which offers may be attractive to our shareholders, or

    - limit the opportunity for stockholders to receive a premium over the then-prevailing market price for their shares.

ADVERSE EFFECT OF INABILITY TO PURSUE DEVELOPMENT ACTIVITIES; DEVELOPMENTS MAY
  NOT BE PROFITABLE

    We intend to continue to pursue development opportunities in the United States, Puerto Rico and Western Europe. In connection with these activities, we will incur risks in addition to those applicable to the ownership and operation of real estate. For example:

    - Development opportunities explored by us may be abandoned or delayed.

    - Construction costs of a project may exceed original estimates.

    - Occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

    - We may be unable to obtain any required governmental approvals or permits.

    Problems encountered in our development activities may adversely affect our business, financial condition and results of operations as well as our ability to pay expected distributions to shareholders.

RISKS OF ACQUISITION ACTIVITIES

    We intend to continue to pursue acquisitions of factory outlet centers in the United States and abroad. Acquisitions of factory outlet centers, like that of commercial real estate, entail risks that the investment will fail to meet expectations. The success of our acquisition plans will depend on several factors, including

    - our ability to identify suitable acquisition opportunities,

    - our ability to successfully integrate acquired operations,

    - competition for acquisitions on acceptable terms, and

    - the financial performance of properties following acquisition.

    If we fail to achieve our acquisition plans or to integrate or operate acquired properties effectively, such failure could have a material adverse effect on our business, financial condition and results of operations as well as our ability to pay expected distributions to shareholders.

NO LIMITATION IN ORGANIZATIONAL DOCUMENTS ON INCURRENCE OF DEBT

    Our organizational documents do not contain any limitation on the amount of indebtedness we might incur. If we were to become more highly leveraged, the resulting increase in our debt service obligations could adversely affect our available cash flow and ability to make expected distributions to shareholders. This would also increase the risk of default on our obligations, including financial covenants contained in our debt and Preferred Stock instruments.

DECLINE IN DEVELOPMENT OF NEW CENTERS; COMPETITION; GENERAL RETAIL INDUSTRY
  RISKS

    DECLINE IN DEVELOPMENT OF NEW CENTERS. In recent years, the rate of growth in the development of new factory outlet centers has declined significantly. There can be no assurance that this trend in declining development will not continue, or that the development of newer factory outlet centers will increase in the future.

    COMPETITION FROM OTHER OUTLET CENTERS. There are numerous developers and real estate companies that are engaged in the development or ownership of outlet centers and are expected to compete with Prime Retail, Inc. in seeking merchants for outlet centers. This results in competition for attractive locations and for merchants who operate outlet center stores, particularly for those manufacturers featuring quality and designer brand name merchandise with proven customer drawing power.

    In addition, the development of an outlet center with a more convenient location or lower rents may attract our merchants or cause them to seek more favorable lease terms at or prior to renewal of their leases and, accordingly, may affect adversely the business, revenues and sales volume of our outlet centers.

    COMPETITION FROM TRADITIONAL FULL PRICE RETAILERS AND OTHERS. Most of the merchandise produced by manufacturers is sold through traditional full price retail channels, such as large department stores and other mass merchandisers. Manufacturers generally do not wish to jeopardize retail relationships by locating their outlet stores in locations that directly compete with traditional retailers. As a result, our outlet centers are typically constructed at least 20 miles from the nearest regional mall. These locations are generally less attractive to consumers because they tend to require more travel time. A reduction of pricing discounts by manufacturers, increased competition by traditional retailers or a perception by consumers that such pricing differentials are not significant would reduce the competitive advantage offered by outlet stores to consumers and, consequently, adversely affect the business, revenues and/or sales volume of our outlet centers. There can be no assurance that the outlet center business will not be adversely affected by other changes in the distribution and sale of retail goods, such as "off-price" retailers, direct mail and telemarketing and the emergence of direct sales through the internet.

    GENERAL RETAIL INDUSTRY RISKS. The outlet center market is a component of the retail industry. The retail industry is subject to external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences. In the event that the retail industry experiences down cycles, manufacturers and merchants of retail merchandise may experience economic difficulties and/or may be less likely to renew existing leases at outlet centers or to expand distribution channels into new outlet centers.

GENERAL REAL ESTATE INVESTMENT RISKS

    GENERAL. Investments in Prime Retail, Inc. will be subject to the risks incident to the ownership and operation of commercial retail real estate. These risks include:

    - changes in national and international economic or local market conditions,

    - competition for merchants from other retail properties, including other outlet centers,

    - changes in market rental rates,

    - the need to periodically renovate, repair and relet space and to pay the costs thereof, and

    - competition for shoppers from other retail venues, including the internet.

    Equity real estate investments are relatively illiquid compared to most financial assets and, therefore, tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. Substantially all of our owned properties are outlet centers. In addition, certain significant expenditures associated with each equity investment (such as debt service, real estate taxes and operating and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If any of our outlet centers fails to succeed, either because the concept of the outlet center has lost favor or because of poor results at an individual center, our ability to convert the center to an attractive alternative use or to sell the center to recoup our investment may be limited. Should such an event occur, our income and available cash flow would be adversely affected.

    BANKRUPTCY OF MERCHANTS. Because rental income will be a principal source of our operating revenue, our financial condition and results of operations would be adversely affected if a significant number of our merchants were unable to meet their lease obligations and if, following such defaults, we were unable to relet the space to new merchants on economically favorable terms. Moreover, the bankruptcy or insolvency of a single major merchant may have an adverse effect on the income produced by certain of our properties. In the event of default by a lessee, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and reletting such space in our properties.

    RENEWAL OF LEASES AND RELETTING OF SPACE. We will be subject to certain risks upon expiration of leases for space located in our properties. For example:

    - The leases may not be renewed.

    - The space may not be relet.

    - The terms of renewal or reletting (including the cost of required renovations or concessions to merchants) may be less favorable than current lease terms.

In general, the leases relating to our outlet centers have a term of five to seven years with an option to renew for a period equal to the length of the initial term. If we are unable to promptly relet or renew our leases for all or a substantial portion of the space currently leased, or if the rental rates upon such renewal or reletting are significantly lower than expected rates, or if our reserves for renovations and concessions prove inadequate, then our cash flow and, consequently, our ability to make expected distributions to shareholders may be adversely affected.

    UNINSURED LOSS. We intend to carry comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to our properties with policy specifications and insured limits customarily carried for similar properties. There are, however, types of losses from wars or, in certain locations, earthquakes that may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss occur, we could lose our capital investment and/or the anticipated profits and cash flow from one or more properties.

LIMITS ON CHANGES IN CONTROL

    OWNERSHIP LIMITS. The ownership limits discussed above, as well as our ability to issue additional shares of common stock or other shares which may have rights and preferences senior to our common stock, may:

    - discourage a change of control of Prime Retail, Inc.,

    - deter tender offers for such shares, which offers may be attractive to our shareholders, or

    - limit the opportunity for stockholders to receive a premium over the then-prevailing market price for their shares that might otherwise exist if an investor were attempting to assemble a block of our capital stock in excess of the ownership limit or otherwise effect a change of control.

    STAGGERED BOARD. Our Board of Directors is divided into three classes of directors. The terms of the classes expire in 1999, 2000 and 2001, respectively. As the term of each class expires, directors for that class will be elected for a three-year term and the directors in the other two classes will continue in office. The staggered terms for directors may impede the shareholders' ability to change control of Prime Retail, Inc. even if a change in control were in the shareholders' interest.

    PREFERRED STOCK. Our charter authorizes the Board of Directors to issue up to 24,315,000 shares of preferred stock and to establish the preferences and rights, including the right to vote and the right to convert into shares of common stock, of any preferred stock issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of Prime Retail, Inc. even if a change in control were in the shareholders' interest.

    MARYLAND BUSINESS COMBINATION LAW. Provisions of Maryland law applicable to us prohibit business combinations (i) with any person who beneficially owns 10% or more of the voting power of outstanding shares, (ii) with an affiliate of us who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our outstanding voting shares (an "interested stockholder"), or (iii) with an affiliate of an interested stockholder. These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be recommended by our Board of Directors and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of our outstanding voting shares and
(b) two-thirds of the votes entitled to be cast by holders of our voting shares other than shares held by the interested stockholder. Such provisions could have the effect of inhibiting a change in control even if a change in control were in our shareholders' interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our Board of Directors prior to the time that the interested stockholder becomes an interested stockholder.

POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS

    Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or under its property. These laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor as to any property is generally not limited under such enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of environmentally hazardous substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to obtain debt financing using such property as collateral. Moreover, such laws are subject to change and any such change may result in significant unanticipated expenditures, which could adversely affect our ability to pay distributions to shareholders.

INFLUENCE OF MR. MICHAEL W. RESCHKE

    Michael W. Reschke, the Chairman of the Board of Directors and one of our principal owners, is in a position to exercise significant influence over our affairs. Mr. Reschke, through various affiliates, also owns substantial interests in income producing properties unrelated to our operations. Mr. Reschke is a director and substantial owner of Horizon Group Properties, Inc. which owns and operates outlet centers. Under the terms of his employment agreement, Mr. Reschke is permitted to devote a considerable portion of his time to the management of such interests provided he is able to perform duties customary to his position as Chairman of the Board of Directors.

                                USE OF PROCEEDS

    Unless otherwise specified in a supplement to this prospectus used to offer specific securities, we intend to use the net proceeds from the sale of securities under this prospectus for general corporate purposes, including the development or acquisition of additional properties, the expansion and improvement of certain properties in our portfolio, and the repayment of certain indebtedness.

                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                  PREFERRED STOCK DISTRIBUTIONS AND DIVIDENDS

    The following table sets forth the ratio of earnings to combined fixed charges and preferred stock distributions and dividends for Prime Retail, Inc. for the periods indicated.

                             PRIME RETAIL, INC.
----------------------------------------------------------------------------
                                                                                        THE PREDECESSOR(1)
     NINE MONTHS                                                              --------------------------------------
 ENDED SEPTEMBER 30,
                              YEAR ENDED DECEMBER 31,        PERIOD MARCH 22     PERIOD JAN. 1        YEAR ENDED
----------------------  -----------------------------------   TO DEC. 31,        TO MARCH 21,       DECEMBER 31,
  1998        1997        1997        1996         1995           1994               1994                1993
---------     -----     ---------     -----        -----     ---------------  -------------------  -----------------
    1.05x          (2)      1.04x          (2)          (2)            (2)                (2)                 (2)

------------------------

(1) Reflects results of operations of eleven predecessor partnerships, the 40% interest in predecessor partnerships that previously owned two of the properties in our portfolio and the management and development operations acquired by us in connection with our initial public offering in March 1994.

(2) Earnings did not cover combined fixed charges and preferred stock distributions and dividends by $1,140,000 for the nine months ended September 30, 1997 and by $10,629,000, $11,312,000, and $4,423,000 for the
    years ended December 31, 1996, 1995, and 1993, respectively. For the period March 22, 1994 to December 31, 1994, earnings did not cover combined fixed charges and preferred stock distributions and dividends by $8,185,000. For the period January 1 to March 21, 1994, earnings did not cover combined fixed charges and preferred stock distributions and dividends by $2,366,000.

    For purposes of the foregoing computations, earnings consist of income
(loss) before minority interests less income from unconsolidated investment partnerships, plus fixed charges (excluding capitalized interest). Combined fixed charges and preferred stock dividends consist of interest costs whether expensed or capitalized and amortization of debt issuance costs and preferred stock dividends or distributions.

                 GENERAL DESCRIPTION OF THE OFFERED SECURITIES

    We may offer under this prospectus preferred stock, depository shares, preferred stock warrants, common stock, common stock warrants, or any combination of the foregoing, either individually or as units consisting of two or more such securities. The aggregate offering price of securities offered by this prospectus will not exceed $400,000,000. If securities offered by this prospectus are offered as units, the terms of the units will be set forth in a supplement to this prospectus.

                          DESCRIPTION OF COMMON STOCK

    As of December 1, 1998, we had issued and outstanding 42,736,742 shares of common stock, $0.01 par value per share (the "Common Stock"). Our board of directors (the "Board of Directors") has the authority to issue 107,263,258 additional shares of Common Stock.

    The outstanding shares of Common Stock are fully paid and nonassessable. Subject to the preferential rights of any other shares or series of shares and to the provisions of our Amended and Restated Articles of Incorporation (as amended, the "Charter") regarding preferred stock, including shares of 10.5% Series A Senior Cumulative Preferred Stock, $0.01 par value per share ("Series A Preferred Stock"), 8.5%

Series B Cumulative Participating Convertible Preferred Stock, $0.01 par value per share ("Series B Preferred Stock"), and Series C Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share ("Series C Preferred Stock"), and shares of Excess Stock, $0.01 par value per share ("Excess Stock"), holders of shares of Common Stock are entitled to receive distributions on such shares only when authorized and declared by the Board of Directors out of assets legally available for such purpose and to share ratably in the assets legally available for distribution to such holders in the event of the liquidation, dissolution or winding-up of Prime Retail, Inc. after payment of, or adequate provision for, all of its known debts and liabilities.

    We will not terminate our status as a REIT without the affirmative vote or consent of the holders of at least a majority of the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock outstanding at the time, voting together as a single class, given in person or by proxy, either in writing or at a meeting.

    In general, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of shares, the holders of such shares will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

    Holders of shares of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities.

    In general, shares of a particular class of issued Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights.

    The Common Stock is listed on the NYSE under the trading symbol "PRT."

                         DESCRIPTION OF PREFERRED STOCK

    As of December 1, 1998, we had issued and outstanding 14,491,761 shares of preferred stock, $0.01 par value per share ("Preferred Stock"), consisting of 2,300,000 shares of Series A Preferred Stock, 7,828,125 shares of Series B Preferred Stock, and 4,363,636 shares of Series C Preferred Stock. The Board of Directors has the authority to issue 9,823,239 additional shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

PREFERRED STOCK GENERALLY

    The Board of Directors has the authority to issue additional shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series without further vote or action by the stockholders, subject to the rights of the holders of shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of shares of Common Stock might believe to be in their interests or in which holders of some, or a majority, of shares of Common Stock might receive a premium for their shares over the then market price of such shares.

OUTSTANDING PREFERRED STOCK

    SERIES A PREFERRED STOCK. The Series A Preferred Stock ranks senior to the Series B Preferred Stock, Series C Preferred Stock and Common Stock with respect to dividend rights and distributions upon liquidation, dissolution or winding-up. Holders of shares of Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of distributions, cumulative preferential cash distributions in an amount per share of Series A Preferred Stock equal to $2.625 per annum. Such distributions are cumulative from the date of original issuance and are payable quarterly in arrears on the fifteenth day of each March, June, September and December, or, if such day is not a business day, on the next succeeding business day. The shares of Series A Preferred Stock are not convertible or entitled to the benefit of any sinking fund. On and after March 31, 1999, we, at our option, may redeem the shares of Series A Preferred Stock for cash, in whole or in part, initially at a redemption price of $26.75 per share and thereafter at prices declining ratably to $25.00 per share on and after March 31, 2004, plus in each case accrued and unpaid distributions, if any, to the redemption date. Upon any voluntary or involuntary liquidation, dissolution or winding up of Prime Retail, Inc., the shares of Series A Preferred Stock are entitled to a liquidation preference of $25.00 per share, plus accrued and unpaid distributions to the date of payment, before any distribution of assets is made to holders of shares of Series B Preferred Stock, Series C Preferred Stock, Common Stock and any other class or series of our shares ranking junior to the Series A Preferred Stock as to liquidation rights. The Series A Preferred Stock is listed on the NYSE under the trading symbol "PRT.pra."

    SERIES B PREFERRED STOCK. The Series B Preferred Stock ranks senior to the Series C Preferred Stock and Common Stock with respect to dividend rights and distributions upon liquidation, dissolution or winding up. Subject to the preferential rights of Series A Preferred Stock, holders of shares of Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of distributions, cumulative preferential cash distributions in an amount per share of Series B Preferred Stock equal to the greater of (i) $2.125 per annum or (ii) the distributions on the number of shares of Common Stock, or fraction thereof, into which shares of Series B Preferred Stock are convertible. The amount referred to in clause (ii) above shall equal the number of shares of Common Stock, or fraction thereof, into which shares of Series B Preferred Stock are convertible, multiplied by the quarterly distributions declared or paid with respect to a share of Common Stock on or most recently prior to the applicable Series B Preferred Stock distribution payment date. Distributions on the Series B Preferred Stock are cumulative from the date of original issuance and are payable quarterly in arrears on the fifteenth day of each May, August, November and February, or, if such day is not a business day, on the next succeeding business day. The shares of Series B Preferred Stock are not entitled to the benefit of any sinking fund. On and after March 31, 1999, we, at our option, may redeem the shares of Series B Preferred Stock for cash, in whole or in part, initially at a redemption price of $27.125 per share and thereafter at prices declining ratably to $25.00 per share on and after March 31, 2004, plus in each case accrued and unpaid distributions, if any, to the redemption date. Upon any voluntary or involuntary liquidation, dissolution or winding up of Prime Retail, Inc., subject to the prior rights of any series of capital stock ranking senior to Series B Preferred Stock, the holders of shares of Series B Preferred Stock are entitled to a liquidation preference of $25.00 per share, plus accrued and unpaid distributions to the date of payment, before any distribution of assets is made to holders of shares of Series C Preferred Stock or Common Stock and any other class or series of our shares ranking junior to the Series B Preferred Stock as to liquidation rights. The Series B Preferred Stock is listed on the NYSE under the trading symbol "PRT.prb."

    Shares of Series B Preferred Stock are convertible at any time, at the option of the holder, unless previously redeemed, into shares of Common Stock at a conversion price of $20.90 per share of Common Stock, subject to adjustment. Shares of Series B Preferred Stock will be deemed to have been converted immediately prior to the close of business on the date such shares are surrendered for conversion and notice of election to convert the same is received by us. Upon conversion, no adjustment or prepayment will be made for distributions or dividends. No fractional shares of Common Stock will be issued upon conversion and, if the conversion results in a fractional interest, an amount will be paid in cash equal to the value of such fractional interest based on the market price of Common Stock on the last trading day prior to the date of conversion.

    SERIES C PREFERRED STOCK. The Series C Preferred Stock ranks senior to Common Stock with respect to dividend rights and distributions upon liquidation, dissolution or winding up. Subject to the preferential rights of Series A Preferred Stock and Series B Preferred Stock, holders of the shares of Series C Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of distributions, cumulative preferential cash distributions in an amount per share of Series C Preferred Stock equal to the greater of (i) $1.18 per annum or (ii) the regular cash distributions on the number of shares of Common Stock, or fraction thereof, into which shares of Series C Preferred Stock are convertible. The amount referred to in clause (ii) above shall equal the number of shares of Common Stock, or fraction thereof, into which shares of Series C Preferred Stock are convertible, multiplied by the most current quarterly distributions on a share of Common Stock on or before the applicable Series C Preferred Stock distribution payment date. Distributions on the Series C Preferred Stock are cumulative from the date of original issuance and are payable quarterly, when, and as declared by the Board of Directors, in arrears on the distribution payment date. The shares of Series C Preferred Stock are not entitled to the benefit of any sinking fund. On and after August 8, 2007, we, at our option, may redeem the shares of Series C Preferred Stock for cash, in whole at any time or from time to time in part out of funds legally available therefor at a redemption price of $13.75 per share, plus in each case accrued and unpaid distributions, if any, to the redemption date. Upon any voluntary or involuntary liquidation, dissolution or winding up of Prime Retail, Inc., subject to the prior rights of any series of capital stock ranking senior to Series C Preferred Stock, the holders of shares of Series C Preferred Stock are entitled to a liquidation preference of $13.75 per share, plus accrued and unpaid distributions to the date of payment, before any distribution of assets is made to holders of shares of Common Stock and any other class or series of our shares ranking junior to the Series C Preferred Stock as to liquidation rights.

    The shares of Series C Preferred Stock are convertible at any time, at the option of the holder, unless previously redeemed, into shares of Common Stock at a conversion price of $13.75 per share of Common Stock, subject to adjustment. Shares of Series C Preferred Stock will be deemed to have been converted immediately prior to the close of business on the date such shares are surrendered for conversion and notice of election to convert the same is received by us. Upon conversion, no adjustment or prepayment will be made for distributions or dividends. No fractional shares of Common Stock will be issued upon conversion and, if the conversion results in a fractional interest, an amount will be paid in cash equal to the value of such fractional interest based on the market price of Common Stock on the last trading day prior to the date of conversion.

    The preceding summary of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is not complete and is qualified in its entirety by reference to the pertinent sections of our Charter.

ISSUANCE OF ADDITIONAL PREFERRED STOCK

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any prospectus supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Charter and our Amended and Restated Bylaws (the "Bylaws") and any applicable amendment to our Charter designating terms of a series of Preferred Stock (a "Designating Amendment").

    The rights, preferences, privileges and restrictions of the Preferred Stock of each series will be fixed by the Designating Amendment relating to such series. A prospectus supplement, relating to each series, will specify the terms of the Preferred Stock as follows:

    (1) The title and stated value of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provision for a sinking fund, if any, for such Preferred Stock;

    (7) The provision for redemption, if applicable, of such Preferred Stock;

    (8) Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof) and conversion period;

   (10) Whether interests in such Preferred Stock will be represented by Depository Shares;

   (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

   (12) A discussion of certain material federal income tax considerations applicable to such Preferred Stock;

   (13) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

   (14) Any limitation on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

   (15) Any limitations on direct or beneficial ownership and restrictions on transfer of such Preferred Stock, in each case as may be appropriate to preserve our status as a REIT.

                        DESCRIPTION OF DEPOSITORY SHARES

GENERAL

    We may issue receipts ("Depository Receipts") for shares of Preferred Stock represented by depository shares ("Depository Shares") each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in a supplement to this prospectus. Shares of Preferred Stock of each series represented by Depository Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among Prime Retail, Inc., the depository named therein (a "Preferred Stock Depository") and the holders from time to time of the Depository Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depository Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depository Shares evidenced by such Depository Receipt, to all the rights and preferences of the Preferred Stock represented by such Depository Shares (including dividend, voting, conversion, redemption and liquidation rights).

    The Depository Shares will be evidenced by Depository Receipts issued pursuant to the applicable Deposit Agreement. Immediately following our issuance and delivery of the Preferred Stock to a Preferred Stock Depository, we will cause such Preferred Stock Depository to issue, on our behalf, the Depository Receipts. Copies of the applicable form of Deposit Agreement and Depository Receipt may be obtained from us upon request, and the statements made hereunder relating to Deposit Agreements and the Depository Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depository Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

    A Preferred Stock Depository will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depository Receipts evidencing the related Depository Shares in proportion to the number of such Depository Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depository.

    In the event of a distribution other than in cash, a Preferred Stock Depository will be required to distribute property received by it to the record holders of Depository Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depository, unless such Preferred Stock Depository determines that it is not feasible to make such distribution, in which case such Preferred Stock Depository may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

    No distribution will be made in respect of any Depository Share to the extent that it represents any Preferred Stock which has been converted or exchanged.

WITHDRAWAL OF SHARES

    Upon surrender of the Depository Receipts at the corporate trust office of the applicable Preferred Stock Depository (unless the related Depository Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depository Shares evidenced by such Depository Receipts. Holders of Depository Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depository Share as specified in a supplement to this prospectus, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depository Shares therefor. If the Depository Receipts delivered by the holder evidence a number of Depository Shares in excess of the number of Depository Shares representing the number of shares of Preferred Stock to be withdrawn, the applicable Preferred Stock Depository will be required to deliver to such holder at the same time a new Depository Receipt evidencing such excess number of Depository Shares.

REDEMPTION OF DEPOSITORY SHARES

    Whenever we redeem shares of Preferred Stock held by a Preferred Stock Depository, such Preferred Stock Depository will be required to redeem as of the same redemption date the number of Depository Shares representing shares of the Preferred Stock so redeemed, provided we shall have paid in full to such Preferred Stock Depository the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depository Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depository Shares are to be redeemed, the Depository Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depository Shares) or by any other equitable method determined by us that preserves our REIT status.

VOTING OF THE UNDERLYING PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depository will be required to mail the information contained in such notice of meeting to the record holders of the Depository Receipts evidencing the Depository Shares which represent such Preferred Stock. Each record holder of Depository Receipts evidencing Depository Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depository as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depository Shares. Such Preferred Stock Depository will be required to vote the amount of Preferred Stock represented by such Depository Shares in accordance with such instructions, and we will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depository in order to enable such Preferred Stock Depository to do so. Such Preferred Stock Depository will be required to abstain from voting the amount of Preferred Stock represented by such Depository Shares to the extent it does not receive specific instructions from the holders of Depository Receipts evidencing such Depository Shares. A Preferred Stock Depository will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depository.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of Prime Retail, Inc., whether voluntary or involuntary, the holders of each Depository Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depository Share evidenced by such Depository Receipt, as set forth in a supplement to this prospectus.

CONVERSION OF PREFERRED STOCK

    The Depository Shares, as such, will not be convertible into shares of Common Stock or any other of our securities or property, except in connection with certain conversions in connection with the preservation of our status as a REIT. See "Restrictions on Ownership and Transfer of Capital Stock." Nevertheless, if so specified in a supplement to this prospectus relating to an offering of Depository Shares, the Depository Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depository with written instructions to such Preferred Stock Depository to instruct us to cause conversion of the Preferred Stock represented by the Depository Shares evidenced by such Depository Receipts into whole shares of Common Stock, other shares of our Preferred Stock or other shares of stock, and we will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depository Shares evidenced by a Depository Receipt are to be converted in part only, a new Depository Receipt or Receipts will be issued for any Depository Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    Any form of Depository Receipt evidencing Depository Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between Prime Retail, Inc. and the applicable Preferred Stock Depository. However, any amendment that materially and adversely alters the rights of the holders of Depository Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depository Shares evidenced by the applicable Depository Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holder of Depository Receipts to surrender any Depository Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depository Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depository Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

    A Deposit Agreement will be permitted to be terminated by us upon not less than 30 days' prior written notice to the applicable Preferred Stock Depository if (i) such termination is necessary to preserve our status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depository will be required to deliver or make available to each holder of Depository Receipts, upon surrender of the Depository Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depository Shares evidenced by such Depository Receipts together with any other property held by such Preferred Stock Depository with respect to such Depository Receipts. We will agree that if a Deposit Agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the Preferred Stock issued upon surrender of the related Depository Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depository Shares thereunder shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of Prime Retail, Inc. and such distribution shall have been distributed to the holders of Depository Receipts evidencing the Depository Shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into our stock not so represented by Depository Shares.

CHARGES OF PREFERRED STOCK DEPOSITORY

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, we will pay the fees and expenses of a Preferred Stock Depository in connection with the performance of its duties under a Deposit Agreement. However, holders of Depository Receipts will pay the fees and expenses of a Preferred Stock Depository for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF PREFERRED STOCK DEPOSITORY

    A Preferred Stock Depository will be permitted to resign at any time by delivering to us notice of its election to do so, and we will be permitted at any time to remove a Preferred Stock Depository, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depository. A successor Preferred Stock Depository will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    A Preferred Stock Depository will be required to forward to holders of Depository Receipts any reports and communications from us which are received by such Preferred Stock Depository with respect to the related Preferred Stock.

    Neither a Preferred Stock Depository nor we will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. Our obligations and a Preferred Stock Depository under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depository Shares), gross negligence or willful misconduct, and neither we nor any applicable Preferred Stock Depository will be obligated to prosecute or defend any legal proceeding in respect of any Depository Receipts, Depository Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. We and any Preferred Stock Depository will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depository Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event a Preferred Stock Depository shall receive conflicting claims, requests or instructions from any holders of Depository Receipts, on the one hand, and us, on the other hand, such Preferred Stock Depository shall be entitled to act on such claims, requests or instructions received from us.

                    DESCRIPTION OF THE WARRANTS TO PURCHASE
                        COMMON STOCK OR PREFERRED STOCK

    We have no warrants to purchase shares of Common Stock ("Common Stock Warrants") and warrants to purchase shares of Preferred Stock ("Preferred Stock Warrants" and together with Common Stock Warrants, the "Warrants") outstanding. We may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other securities offered by any supplement to this prospectus and may be attached to or separate from such offered securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between Prime Retail, Inc. and a warrant agent specified in a supplement to this prospectus (the "Warrant Agent"). The Warrant Agent will act solely as our agent in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the a supplement to this prospectus relating to the issuance of any Warrants.

    A supplement to this prospectus will describe the terms of the Warrants in respect of which this prospectus is being delivered including, where applicable, the following:

    (1) The title of such Warrants;

    (2) The aggregate number of such Warrants;

    (3) The price or prices at which such Warrants will be issued;

    (4) The designation, terms and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants;

    (5) The designation and terms of the offered securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such offered security;

    (6) The date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable;

    (7) The price at which each share of Preferred Stock or Common Stock purchasable upon exercise of such Warrants may be purchased;

    (8) The date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

    (9) The minimum or maximum amount of such Warrants which may be exercised at any one time;

    (10) Information with respect to book-entry procedures, if any;

    (11) A discussion of certain Federal income tax considerations; and

    (12) Any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants. The exercise of any such Warrants will be subject to and limited by the transfer and ownership restrictions in our Charter. See "Restrictions on Ownership and Transfer of Capital Stock."

            RESTRICTIONS ON OWNERSHIP AND TRANSFER OF CAPITAL STOCK

    Our Charter contains restrictions on the number of shares of our capital stock that shareholders may own. For us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of our outstanding capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals at any time during the last half of a taxable year other than the first taxable year for which the election to be taxed as a REIT has been made. Our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Our Board of Directors may, subject to the receipt of representations as required by our Charter and a ruling from the IRS or an opinion of counsel satisfactory to the Board of Directors, waive the ownership restrictions with respect to a holder if such waiver will not jeopardize our status as a REIT.

    In general, no holder may own, either directly or constructively under the applicable attribution rules of the Code, more than 9.9% of the outstanding shares of our Common Stock (the "Common Ownership Limit"). The Common Ownership Limit will not apply, however, to holders who acquire shares of Common Stock in excess of the Common Ownership Limit as a result of the conversion of shares of Series B Preferred Stock; provided, however, that no such holder may own an interest in any of our tenants, which exceeds, in the case of a tenant that is a corporation, 9.9% of the total voting stock of such tenant or 9.9% of the total number of shares of all classes of stock of such tenant, or, in the case of a tenant that is not a corporation, a 9.9% interest in the assets or net profits of such tenant.

    In general, no holder may acquire, either directly or constructively under the applicable attribution rules of the Code, or beneficially own shares of Series B Preferred Stock if, as a result of such acquisition or beneficial ownership, such holder beneficially owns shares of our capital stock in excess of 9.9% of the value of our outstanding capital stock in excess of 9.9% of the value of our outstanding capital stock (the "Series B Preferred Ownership Limit"). There are no restrictions on the ability of a holder of shares of Series B Preferred Stock to convert such shares into Common Stock even if, as a result of such conversion, the holder will own shares of Common Stock in excess of the Common Ownership Limit. However, no person may acquire or own shares of Series B Preferred Stock or Common Stock to the extent that the aggregate of the shares of Common Stock owned by such holder and issuable to such holder upon conversion of all of the shares of Series B Preferred Stock then owned by such holder, assuming that all of the outstanding shares of Series B Preferred Stock were converted into shares of Common Stock at such time, exceeds 9.9% of the total shares of Common Stock on a fully diluted basis. In making such calculation, we take into account shares of Common Stock outstanding and issuable upon conversion of all of the outstanding shares of Series B Preferred Stock but excluding shares of Common Stock issuable in exchange for common units of Prime Retail, L.P.

    In addition, no holder may own or acquire, either directly or constructively under the applicable attribution rules of the Code, any shares of any class of our capital stock if such ownership or acquisition (i) would cause more than 50% in value of our outstanding stock to be owned, either directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals, (ii) would result in our shares being beneficially owned by less than 100 persons, or (iii) would otherwise result in our failing to qualify as a REIT.

    If any shareholder attempts to transfer our capital stock to a person and either the transfer would result in our failing to qualify as a REIT, or such transfer would cause the transferee to hold capital stock in excess of an applicable ownership limit, such transfer will be voided. In addition, the shareholder attempting to make such a transfer will be deemed to have transferred such capital stock to us in exchange for shares of Excess Stock of the same class or classes. In addition, if any person owns, either directly or under the applicable attribution rules of the Code, shares of our capital stock in excess of an applicable ownership limit, such person will be deemed to have exchanged the shares of capital stock that cause the applicable ownership limit to be exceeded for an equal number of shares of Excess Stock of the appropriate class. A person who holds shares of Excess Stock will not be entitled to vote such shares and will not be entitled to receive any dividends or distributions with respect to such shares. Any dividend or distribution paid on shares of capital stock prior to our discovery that such shares have been exchanged for shares of Excess Stock shall be repaid us upon our demand, and any dividend or distribution declared but unpaid shall be rescinded.

    Any person who holds shares of Excess Stock shall have the right to designate a transferee of such shares so long as consideration received for designating such transferee does not exceed a price (the "Limitation Price") that is equal to the lesser of (i) in the case of a deemed exchange for shares of Excess Stock resulting from proposed transfer, the price paid for the shares in such transfer or, in the case of a deemed exchange for shares of Excess Stock resulting from some other event, the fair market value, on the date of the deemed exchange, of the shares deemed exchanged, or (ii) the fair market value of the shares for which such shares of Excess Stock will be deemed to be exchanged on the date of the designation of the transferee. Shares of Excess Stock so transferred will automatically be deemed reexchanged for the appropriate shares of capital stock. In addition, we will have the right to purchase shares of Excess Stock for a period of 90 days at a price equal to the Limitation Price.

    An automatic redemption will occur to prevent any violation of the Series B Preferred Ownership Limit that would otherwise result from a conversion of shares of Series B Preferred Stock, or our redemption or open market purchase of shares of Series B Preferred Stock (each a "Company Induced Event"). If the Company Induced Event involves a proposed acquisition of shares of Series B Preferred Stock, the redemption price of each share of Series B Preferred Stock redeemed will equal the price per share paid for the shares of Series B Preferred Stock. If the Company Induced Event does not involve an acquisition in which the full value was paid for such shares of Series B Preferred Stock, the redemption price will equal the fair market value of the Series B Preferred Stock. Our Board of Directors shall have authority to waive the requirements that shares of Excess Stock be issued or that we redeem shares of Series B Preferred Stock as a result of a Company Induced Event if such issuance or redemption would in the opinion of nationally recognized tax counsel jeopardize our status as a REIT for federal income tax purposes.

    If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decisions, statute, rule or regulation, then the intended transferee of any shares of Excess Stock may be deemed, at our option, to have acted as an agent on our behalf in acquiring such shares of Excess Stock and to hold such shares of Excess Stock on our behalf.

    All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

    Every owner of more than 5%, or such lower percentage as required by the Code or regulations thereunder, of the issued and outstanding shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock must file a written notice with us containing the information specified in our Charter no later than January 30 of each year. Furthermore, each shareholder shall upon demand be required to disclose to us in writing such information as we may request in order to determine the effect of such shareholder's direct, indirect and constructive ownership of such capital stock on our status as a REIT.

    The foregoing ownership limitations may have the effect of precluding acquisition of our control without the consent of our Board of Directors, and consequently, shareholders may be unable to realize a premium for their shares over the then prevailing market price which is customarily associated with such acquisitions.

                              PLAN OF DISTRIBUTION

    We may sell securities offered by means of this prospectus to one or more underwriters for public offering and sale by them or may sell such securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of such securities will be named in the prospectus supplement relating to the securities.

    The distribution of securities offered by means of this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of securities offered by means of this prospectus, underwriters may receive compensation from us or from purchasers of such securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell securities offered by means of this prospectus to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of offered securities may be deemed to be underwriters, and any discounts or commissions they receive from us, and any profit on the resale of offered securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended. Any such underwriter or agent will be identified, and any such compensation received from us will be described in a supplement to this prospectus.

    If so indicated in a prospectus supplement, each series of securities offered by this prospectus will be a new issue with no established trading market, other than the Common Stock, the Series A Preferred Stock or the Series B Preferred Stock which are listed on the New York Stock Exchange under the trading symbols "PRT", "PRT.pra" and "PRT.pb", respectively, subject to official notice of issuance. We may elect to list any series of Preferred Stock, Depository Shares or Warrants on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of offered securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for any securities offered by this prospectus.

    Under agreements we may enter into, underwriters, dealers, and agents who participate in the distribution of securities offered by this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, us in the ordinary course of business.

    If so indicated in a supplement to this prospectus, we will authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities offered by this prospectus from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of securities offered by this prospectus shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

    The legality of securities offered by means of this prospectus will be passed upon for us by Winston & Strawn, Chicago, Illinois. The Honorable James
R. Thompson, a partner in Winston & Strawn, is one of our directors.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Prime Retail, Inc. and Horizon Group, Inc., the combined financial statements of Horizon Group Properties, Inc. and the statements of revenue and certain expenses of Prime Transferred Properties for the year ended December 31, 1997, as set forth in their reports, which are incorporated in this prospectus by reference. Such consolidated and combined financial statements and statements of revenue and certain expenses are incorporated by reference in reliance on their reports, given on their authority as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee...............................................................  $111,200.00
Printing and Engraving Expenses................................................   50,000.00
Legal Fees and Expenses........................................................   75,000.00
Accounting Fees and Expenses...................................................   20,000.00
Blue Sky Fees and Expenses.....................................................   15,000.00
Miscellaneous..................................................................   28,800.00
                                                                                 ----------
  Total........................................................................  $300,000.00
                                                                                 ----------
                                                                                 ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The undersigned Registrant is a Maryland corporation. The Registrant's officers and directors are and will be indemnified under Maryland law, its Charter, and the partnership agreement of Prime Retail, L.P. against certain liabilities. The Registrant's Charter provides that the Registrant shall indemnify, to the fullest extent permitted by Maryland law, as applicable from time to time, all persons who at any time were or are directors or officers of the Registrant for any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) relating to any action alleged to have been taken or omitted in such capacity as a director or an officer. The Registrant shall pay or reimburse all reasonable expenses incurred by a present or former director or officer of the Registrant in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) in which the present or former director or officer is a party, in advance of the final disposition of the proceeding, to the fullest extent permitted by, and in accordance with the applicable requirements of, Maryland law, as applicable from time to time. The Registrant may indemnify any other persons permitted but not required to be indemnified by Maryland law, as applicable from time to time, if and to the extent indemnification is authorized and determined to be appropriate, in each case in accordance with applicable law, by the Board of Directors, the majority of the shareholders of the Registrant entitled to vote thereon or special legal counsel appointed by the Board of Directors. The Registrant's Charter also provides that no amendment of such Charter or repeal of any of its provisions shall limit or eliminate any of the above benefits provided to directors or officers in respect of any act or omission that occurred prior to such amendment or repeal.

    The Bylaws of the Registrant also provide for indemnification of the Registrant's officers and directors to the same extent that indemnification is provided to officers and directors of the Registrant in its Charter.

    The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The foregoing limits on indemnification are expressly set forth in the Registrant's Bylaws. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of
(a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

    The Registrant has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements require, among other things, that the Registrant indemnify its directors and executive officers to the fullest extent permitted by law and advance to the directors and executive officers all related expenses, subject tor reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, the Registrant must also indemnify and advance all expenses incurred by directors and executive officers seeking to enforce their rights under the indemnification agreements and may cover directors and executive officers under the Registrant's directors and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, as a traditional form of contract it may provide greater assurance to directors and officers that indemnification will be available.

ITEM 16. EXHIBITS.

  1.1  --  Form of Underwriting Agreement for Equity Securities(1)

  4.1  --  Form of Common Stock Warrant Agreement(1)

  4.2  --  Form of Preferred Stock Warrant Agreement(1)

  4.3  --  Form of Articles of Restatement for the Preferred Stock(1)

  4.4  --  Form of Preferred Stock Certificate(1)

  4.5  --  Form of Deposit Agreement(1)

  5.1  --  Opinion of Winston & Strawn(2)

 12.1  --  Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock
             Distributions and Dividends(2)

 23.1  --  Consent of Ernst & Young LLP--Baltimore(2)

 23.2  --  Consent of Ernst & Young LLP--Chicago(2)

 23.3  --  Consent of Winston & Strawn (included in Exhibit 5.1)

 24.1  --  Powers of Attorney (included on the signature page hereof)

------------------------

(1) To be filed by amendment or incorporated by reference in connection with the offering of securities offered by this prospectus.

(2) Filed herewith.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby further undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (Section 230.424(b) of 17 C.F.R.) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on this 7th day of December, 1998.

                                PRIME RETAIL, INC.

                                By:            /s/ C. ALAN SCHROEDER
                                     -----------------------------------------
                                                 C. Alan Schroeder
                                     EXECUTIVE VICE PRESIDENT--GENERAL COUNSEL
                                                   AND SECRETARY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below, hereby constitutes and appoints each of Abraham Rosenthal, William H. Carpenter, Jr., Robert P. Mulreaney and C. Alan Schroeder as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her or in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of the 7th day of December, 1998.

                      SIGNATURE                                                   TITLE
------------------------------------------------------  ---------------------------------------------------------

                /s/ MICHAEL W. RESCHKE
     -------------------------------------------        Chairman of the Board of Directors
                  Michael W. Reschke

                /s/ ABRAHAM ROSENTHAL
     -------------------------------------------        Chief Executive Officer (Principal Executive Officer) and
                  Abraham Rosenthal                       Director

            /s/ WILLIAM H. CARPENTER, JR.
     -------------------------------------------        President, Chief Operating Officer and Director
              William H. Carpenter, Jr.

                      SIGNATURE                                                   TITLE
------------------------------------------------------  ---------------------------------------------------------

                 /s/ GLENN D. RESCHKE
     -------------------------------------------        Executive Vice President--Development and Acquisitions
                   Glenn D. Reschke                       and Director

               /s/ ROBERT P. MULREANEY                  Executive Vice President--Chief Financial Officer and
     -------------------------------------------          Treasurer (Principal Financial Officer and Principal
                 Robert P. Mulreaney                      Accounting Officer)

                /s/ WILLIAM P. DICKEY
     -------------------------------------------        Director
                  William P. Dickey

                /s/ TERENCE C. GOLDEN
     -------------------------------------------        Director
                  Terence C. Golden

                /s/ NORMAN PERLMUTTER
     -------------------------------------------        Director
                  Norman Perlmutter

     -------------------------------------------        Director
                 Robert D. Perlmutter

                /s/ KENNETH A. RANDALL
     -------------------------------------------        Director
                  Kenneth A. Randall

                   /s/ SHARON SHARP
     -------------------------------------------        Director
                     Sharon Sharp

                /s/ JAMES R. THOMPSON
     -------------------------------------------        Director
                  James R. Thompson

     -------------------------------------------        Director
                   Marvin S. Traub

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